Exhibit 99.1

Riskified Reports Second Quarter Results, Driven By New Business Wins and Robust Upsell Activity
Improves Revenue Guidance for FY 2025

NEW YORK, August 18, 2025 - Riskified Ltd. (NYSE: RSKD) (the “Company”), a leader in ecommerce fraud and risk intelligence, today announced financial results for the three and six months ended June 30, 2025. The Company will host an investor call to discuss these results today at 8:30 a.m. Eastern Time.

“We delivered solid second-quarter results, driven by consistent execution and demand for our platform. As fraud becomes more complex, we have advanced our AI capabilities to strengthen our competitive edge, expand our market leadership position, and deliver exceptional value to our merchants. The new buyback authorization reflects our confidence in Riskified’s long-term potential and our disciplined approach to shareholder returns,” said Eido Gal, Co-Founder and Chief Executive Officer of Riskified.
Q2 2025 Business Highlights

•Further Vertical and Geographic Diversification with the Addition of New Merchants: We continued to have success landing new merchants on the Riskified platform, which in turn deepened our vertical and geographic reach. Our top ten new logos added during the second quarter represented wins in four verticals and all four geographies. Seven of our top ten new Chargeback Guarantee logos represented wins outside of the United States.

•Strengthened Leadership Position in Tickets and Live Events: In our Ticketing and Live Events sub-vertical, we successfully upsold a large merchant by taking all of their remaining volume from a competitor. We believe that our strong performance in this category is driving a network flywheel effect, which is helping us to build a powerful competitive moat and deepen our expertise in the space.

•Multi-Product Go-Live with New Japanese Merchant: Our top new logo won during the second quarter was with a key fashion retailer headquartered in Japan. We landed the account with multiple products upon contract signing, and we believe that our platform approach can unlock even further opportunities for growth in this region.

•Launched Innovative Agentic Ecommerce Solutions: We recently deployed multiple tools and solutions designed to advance fraud and abuse prevention in the evolving world of Agentic ecommerce. We believe that our deep ecommerce expertise, and unique data network will play a valuable role in setting the standard for how Agentic ecommerce can grow safely and profitably for merchants.

•Partnered with HUMAN Security to Power a Safe AI Shopping Agent Future: This collaboration combines HUMAN’s AI agent visibility, governance, and trust capabilities with Riskified’s ecommerce risk intelligence expertise in fraud prevention, chargeback protection, and policy abuse prevention. This partnership will leverage our industry-leading AI platform and expansive network insights to help secure the next era of digital commerce.

•Share Repurchase Program Update: We repurchased approximately 4.9 million ordinary shares for an aggregate of approximately $23.3 million, including broker and transaction fees, during the second quarter. In addition, our Board of Directors has authorized the repurchase of an additional $75 million of the Company’s ordinary shares, subject to the completion of Israeli regulatory procedures. Assuming completion of the required Israeli regulatory procedures, our total aggregate repurchase authorization outstanding was approximately $85 million as of August 15th.

Q2 2025 Financial Summary & Highlights
The following table summarizes our consolidated financial results for the three and six months ended June 30, 2025 and 2024, in thousands except where indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
Gross merchandise volume ("GMV") in millions(1)	$36,434	$34,987	$70,605	$67,006
Increase in GMV year over year	4%		5%
Revenue	$81,060	$78,730	$163,447	$155,138
Increase in revenues year over year	3%		5%

GAAP Gross profit	$39,750	$41,002	$80,204	$83,122
GAAP Gross profit margin	49%	52%	49%	54%

Net profit (loss)	$(11,633)	$(9,509)	$(25,519)	$(21,139)
Net profit (loss) margin	(14)%	(12)%	(16)%	(14)%

Adjusted EBITDA(1)	$2,134	$2,340	$3,453	$5,091
Adjusted EBITDA margin(1)	3%	3%	2%	3%
Additional Financial Highlights

•GAAP gross profit margin of 49% for the three months ended June 30, 2025 compared to 52% in the prior year. Non-GAAP gross profit margin(1) of 50% for the three months ended June 30, 2025 compared to 53% in the prior year. GAAP gross profit margin of 49% for the six months ended June 30, 2025 compared to 54% in the prior year. Non-GAAP gross profit margin(1) of 50% for the six months ended June 30, 2025 compared to 54% in the prior year.

•GAAP net loss per share of $(0.07) for the three months ended June 30, 2025 compared to $(0.05) in the prior year. Non-GAAP diluted net profit per share(1) of $0.02 for the three months ended June 30, 2025 compared to $0.04 in the prior year. GAAP net loss per share of $(0.16) for the six months ended June 30, 2025 compared to $(0.12) in the prior year. Non-GAAP diluted net profit per share(1) of $0.05 for the six months ended June 30, 2025 compared to $0.08 in the prior year.

•Operating cash inflow of $5.6 million for the three months ended June 30, 2025 compared to $4.3 million in the prior year. Free cash inflow(1) of $5.3 million for the three months ended June 30, 2025 compared to $4.1 million in the prior year. Operating cash inflow of $9.4 million for the six months ended June 30, 2025 compared to $15.0 million in the prior year. Free cash inflow(1) of $9.0 million for the six months ended June 30, 2025 compared to $14.6 million in the prior year.

•Ended June 30, 2025 with approximately $339.1 million of cash, deposits, and investments on the balance sheet and zero debt.

“We remain focused on disciplined execution and managing what’s within our control. We believe our ability to deliver positive Adjusted EBITDA and generate free cash flow reflects the strength of our operating model, and reinforces our long-term commitment to driving sustainable shareholder value,” said Aglika Dotcheva, Chief Financial Officer of Riskified.
Financial Outlook

For the year ending December 31, 2025, we now expect:

•Revenue between $336 million and $346 million

For the year ending December 31, 2025, we continue to expect:

•Adjusted EBITDA(2) between $18 million and $26 million

(1) GMV is a key performance indicator. Adjusted EBITDA, Adjusted EBITDA margin, non-GAAP gross profit margin, non-GAAP diluted net profit per share, and free cash flow are non-GAAP measures of financial performance. See “Key Performance Indicators and Non-GAAP Measures” for additional information and “Reconciliation of GAAP to Non-GAAP Measures” for a reconciliation to the most directly comparable GAAP measure.

(2) We refer to certain forward-looking non-GAAP financial measures in this press release and on our quarterly results conference call. We are not able to provide a reconciliation of forward-looking Adjusted EBITDA, Adjusted EBITDA margin, non-GAAP gross profit, non-GAAP gross profit margin, or non-GAAP operating expense for the fiscal year ending December 31, 2025 to net profit (loss), gross profit, and total operating expenses, respectively, because certain items that are excluded from these non-GAAP metrics but included in the most directly comparable GAAP financial measures, cannot be predicted on a forward-looking basis without unreasonable effort or are not within our control. For example, we are unable to forecast the magnitude of foreign currency transaction gains or losses which are subject to many economic and other factors beyond our control. For the same reasons, we are unable to address the probable significance of the unavailable information, which could have a potentially unpredictable and significant impact on our future GAAP financial results.

Authorization to Repurchase Ordinary Shares

On August 15, 2025, the Company's Board of Directors authorized the repurchase of up to $75 million of the Company’s Class A ordinary shares, subject to the completion of required Israeli regulatory procedures. This authorization is in addition to the Company’s existing $225 million share repurchase authorizations in the aggregate, of which approximately $215 million had been utilized as of August 15, 2025. Any share repurchases under the program may be made from time to time in the open market, including through trading plans intended to qualify under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in privately negotiated transactions or by other means in accordance with U.S. federal securities laws. The Company intends to fund repurchases from existing cash and cash equivalents. Following, and subject to, completion of the required Israeli regulatory procedures, the timing, as well as the number and value of any shares repurchased under the program, will be determined by the Company at its discretion under the Board authorized program and will depend on a variety of factors, including management's assessment of the intrinsic value of the Company's Class A ordinary shares, the market price of the Company's Class A ordinary shares, general market and economic conditions, available liquidity, alternative investment opportunities, and applicable legal requirements. The Company is not obligated to acquire any particular amount of Class A ordinary shares under the program, and the program may be suspended, modified or discontinued at any time without prior notice. This press release is neither an offer to purchase nor a solicitation of an offer to buy any securities.

Conference Call and Webcast Details

The Company will host a conference call to discuss its financial results today, August 18, 2025 at 8:30 a.m. Eastern Time. A live webcast of the call can be accessed from Riskified’s Investor Relations website at ir.riskified.com. A replay of the webcast will also be available for a limited time at ir.riskified.com. The press release with the financial results, as well as the investor presentation materials will be accessible on the Company’s Investor Relations website prior to the conference call.
Key Performance Indicators and Non-GAAP Measures
This press release and the accompanying tables contain references to Gross Merchandise Volume ("GMV"), which is a key performance indicator, and to certain non-GAAP measures which include non-GAAP measures of financial performance such as Adjusted EBITDA, Adjusted EBITDA margin, non-GAAP gross profit, non-GAAP gross profit margin, non-GAAP cost of revenue, non-GAAP operating expenses by line item, non-GAAP net profit (loss), and non-GAAP net profit (loss) per share, and a non-GAAP measure of liquidity, Free Cash Flow. Management and our Board of Directors use key performance indicators and non-GAAP measures as supplemental measures of performance and liquidity because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items that we believe do not directly reflect our core operations. We also use Adjusted EBITDA for planning purposes, including the preparation of our internal annual operating budget and financial projections, to evaluate the performance and effectiveness of our strategic initiatives, and to evaluate our capacity to expand our business. Free Cash Flow provides useful information to management and investors about the amount of cash generated by the business that can be used for strategic opportunities, including investing in our business and strengthening our balance sheet.
These non-GAAP measures should not be construed as an inference that our future results will be unaffected by unusual or other items. Non-GAAP measures of financial performance have limitations as analytical tools in that these measures do not reflect our cash expenditures, or future requirements for capital expenditures, or contractual commitments; these measures do not reflect changes in, or cash requirements for, our working capital needs; these measures do not reflect our tax expense or the cash requirements to pay our taxes, and assets being depreciated and amortized will often have to be replaced in the future and these measures do not reflect any cash requirements for such replacements. Free Cash Flow is limited because it does not represent the residual cash flow available for discretionary expenditures. Free Cash Flow is not necessarily a measure of our ability to fund our cash needs.
In light of these limitations, management uses these non-GAAP measures to supplement, not replace, our GAAP results. The non-GAAP measures used herein are not necessarily comparable to similarly titled captions of other companies due to different calculation methods. Non-GAAP financial measures should not be considered in isolation, as an alternative to, or superior to information prepared and presented in accordance with GAAP. These measures are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. By providing these non-GAAP measures together with a reconciliation to the most comparable GAAP measure, we believe we are enhancing investors' understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.
We define GMV as the gross total dollar value of orders reviewed through our AI-powered ecommerce risk intelligence platform during the period indicated, including the value of orders that we did not approve. GMV is an indicator of the success of our merchants and the scale of our platform. GMV does not represent transactions successfully completed on our merchants’ websites or revenue earned by us, however, our revenue is directionally correlated with the level of GMV reviewed through our platform and is an indicator of future revenue opportunities. We generate revenue based on the portion of GMV we approve multiplied by the associated risk-adjusted fee.

We define each of our non-GAAP measures of financial performance, as the respective GAAP balances shown in the below tables, adjusted for, as applicable, depreciation and amortization (including amortization of capitalized internal-use software as presented in our statement of cash flows), share-based compensation expense, payroll taxes related to share-based compensation, legal-related and other expenses, restructuring costs, provision for (benefit from) income taxes, other income (expense) including foreign currency transaction gains and losses and gains and losses on non-designated hedges, and interest income (expense). Adjusted EBITDA margin represents Adjusted EBITDA expressed as a percentage of revenue. Non-GAAP Gross Profit Margin represents Non-GAAP Gross Profit expressed as a percentage of revenue. We define non-GAAP net profit (loss) per share as non-GAAP net profit (loss) divided by non-GAAP weighted-average shares. We define non-GAAP weighted-average shares, as GAAP weighted average shares, adjusted to reflect any dilutive ordinary share equivalents resulting from non-GAAP net profit (loss), if applicable.

We define Free Cash Flow as net cash provided by (used in) operating activities, less cash purchases of property and equipment.

Management believes that by excluding certain items from the associated GAAP measure, these non-GAAP measures are useful in assessing our performance and provide meaningful supplemental information due to the following factors:

Depreciation and amortization: We exclude depreciation and amortization (including amortization of capitalized internal-use software) because we believe that these costs are not core to the performance of our business and the utilization of the underlying assets being depreciated and amortized can change without a corresponding impact on the operating performance of our business. Management believes that excluding depreciation and amortization facilitates comparability with other companies in our industry.

Share-based compensation expense: We exclude share-based compensation expense primarily because it is a non-cash expense that does not directly correlate to the current performance of our business. This is partly because the expense is calculated based on the grant date fair value of an award which may vary significantly from the current fair market value of the award based on factors outside of our control. Share-based compensation expense is principally aimed at aligning our employees’ interests with those of our shareholders and at long-term retention, rather than to address operational performance for any particular period.

Payroll taxes related to share-based compensation: We exclude employer payroll tax expense related to share-based compensation in order to see the full effect that excluding that share-based compensation expense had on our operating results. These expenses are tied to the exercise or vesting of underlying equity awards and the price of our common stock at the time of vesting or exercise, which may vary from period to period independent of the operating performance of our business.

Legal-related and other expenses: We exclude certain costs incurred in connection with corporate initiatives that are non-recurring and not reflective of costs associated with our ongoing business and operating results and are viewed as unusual and infrequent.

Restructuring costs: We exclude costs associated with reductions in force because these costs are related to one-time severance and benefit payments and are not reflective of costs associated with our ongoing business and operating results and are viewed as unusual and infrequent.

See the tables below for reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures.
Forward Looking Statements

This press release and announcement contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward looking statements contained in Section 27A of the U.S. Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Exchange Act. All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding our revenue and Adjusted EBITDA guidance for fiscal year 2025, our anticipated non-GAAP gross profit margin, expectations as to continued margin and Adjusted EBITDA expansion, future growth potential in new verticals, new geographies and from new-products, anticipated benefits of our share repurchase program and management of our dilution, internal modeling assumptions, expectations as to the macroeconomic environment, expectations as to our new merchant pipeline and geographic reach, market share and upsell opportunities, the impact of competition, pricing pressure and churn, the advancement and performance of our AI-powered multi-product platform, the benefits of our partnerships and collaborations with third-parties, our forecasted operating expenses and our business plans and strategy are forward looking statements, which reflect our current views with respect to future events and are not a guarantee of future performance. The words “believe,” “may,” “will,” “estimate,” “potential,” “continue,” “anticipate,” “intend,” “expect,” “could,” “would,” “project,” “forecasts,” “aims,” “plan,” “target,” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions.

Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: our ability to manage our growth effectively; continued use of credit cards and other payment methods that expose merchants to the risk of payment fraud, and other changes in laws and regulations, including card scheme rules, related to the use of these payment methods, and the emergence of new alternative payments products; our ability to attract new merchants and retain existing merchants and increase sales of our products to existing merchants; our history of net losses and ability to achieve profitability; the impact of macroeconomic and geopolitical conditions on us and on the performance of our merchants; the accuracy of our estimates of market opportunity and forecasts of market growth; competition; our ability to continue to improve our machine learning models; fluctuations in our CTB Ratio and gross profit margin, including as a result of large-scale merchant fraud attacks or other security incidents; our ability to protect the information of our merchants and consumers; our ability to predict future revenue due to lengthy sales cycles; seasonal fluctuations in revenue; our merchant concentration and loss of a significant merchant; the financial condition of our merchants, particularly in challenging macroeconomic environments, and the impact of pricing pressure; our ability to increase the adoption of our products, develop and introduce new products and effectively manage the impact of new product introductions on our existing product portfolio; our ability to mitigate the risks involved with selling our products to large enterprises; changes to our pricing and pricing structures; our ability to retain the services of our executive officers, and other key personnel, including our co-founders; our ability to attract and retain highly qualified personnel, including software engineers and data scientists, particularly in Israel; our ability to manage periodic realignments of our organization, including expansion or reductions in force; our exposure to existing and potential future litigation claims; our exposure to fluctuations in currency exchange rates, including recent declines in the value of the Israeli shekel against the US dollar as a result of the ongoing conflict in Israel; our ability to obtain additional capital; our reliance on third-party providers of cloud-based infrastructure; our ability to protect our intellectual property rights; technology and infrastructure interruptions or performance problems; the efficiency and accuracy of our machine learning models and access to third-party and merchant data; our ability to comply with evolving data protection, privacy and security laws; the development of regulatory frameworks for machine learning technology and artificial intelligence; our use of open-source software; our ability to enhance and maintain our brand; our ability to execute potential acquisitions, strategic investments, partnerships, or alliances; potential claims related to the violation of the intellectual property rights of third parties; our failure to comply with anti-corruption, trade compliance, and economic sanctions laws and regulations; disruption, instability and volatility in global markets and industries; our ability to enforce non-compete agreements entered into with our employees; our ability to maintain effective systems of disclosure controls and financial reporting; our ability to accurately estimate or judgements relating to our critical accounting policies; our business in China; changes in tax laws or regulations; increasing scrutiny of, and expectations for, environmental, social and governance initiatives; potential future requirements to collect sales or other taxes; potential future changes in the taxation of international business and corporate tax reform; changes in and application of insurance laws or regulations; conditions in Israel that may affect our operations; the impact of the dual class structure of our ordinary shares; risks associated with our share repurchase program, including the risk that the program could increase volatility and fail to enhance shareholder value; our status as a foreign private issuer; and other risk factors set forth in Item 3.D - “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, as filed with the SEC on March 6, 2025, and other documents filed with or furnished to the SEC. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

About Riskified

Riskified (NYSE:RSKD) empowers businesses to unleash ecommerce growth by outsmarting risk. Many of the world’s biggest brands and publicly traded companies selling online rely on Riskified for guaranteed protection against chargebacks, to fight fraud and policy abuse at scale, and to improve customer retention. Developed and managed by the largest team of ecommerce risk analysts, data scientists, and researchers, Riskified’s AI-powered fraud and risk intelligence platform analyzes the individual behind each interaction to provide real-time decisions and robust identity-based insights. Learn more at Riskified.com.

Investor Relations: Chett Mandel, Head of Investor Relations | ir@riskified.com

Corporate Communications: Cristina Dinozo, Senior Director of Communications | press@riskified.com

RISKIFIED LTD.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	As of June 30, 2025	As of December 31, 2024

	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$265,032	$371,063
Short-term deposits	5,000	5,000
Accounts receivable, net	33,365	47,803
Prepaid expenses and other current assets	14,624	9,830
Short-term investments	69,093	—
Total current assets	387,114	433,696
Property and equipment, net	11,856	12,704
Operating lease right-of-use assets	23,285	25,310
Deferred contract acquisition costs	15,767	16,558
Other assets, noncurrent	7,466	7,593
Total assets	$445,488	$495,861
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$1,435	$2,309
Accrued compensation and benefits	21,808	26,365
Guarantee obligations	8,478	13,061
Provision for chargebacks, net	7,843	9,434
Operating lease liabilities, current	5,863	5,590
Accrued expenses and other current liabilities	16,562	13,780
Total current liabilities	61,989	70,539
Operating lease liabilities, noncurrent	20,691	21,940
Other liabilities, noncurrent	24,383	21,078
Total liabilities	107,063	113,557
Shareholders’ equity:
Class A ordinary shares, no par value; 900,000,000 shares authorized as of June 30, 2025 and December 31, 2024; 110,424,051 and 112,306,279 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	—	—
Class B ordinary shares, no par value; 232,500,000 shares authorized as of June 30, 2025 and December 31, 2024; 46,413,468 and 48,902,840 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	—	—
Treasury shares at cost, 39,065,223 and 30,049,351 ordinary shares as of June 30, 2025 and December 31, 2024, respectively	(198,174)	(154,223)
Additional paid-in capital	1,007,632	982,131
Accumulated other comprehensive profit (loss)	977	887
Accumulated deficit	(472,010)	(446,491)
Total shareholders’ equity	338,425	382,304
Total liabilities and shareholders’ equity	$445,488	$495,861

RISKIFIED LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
Revenue	$81,060	$78,730	$163,447	$155,138
Cost of revenue	41,310	37,728	83,243	72,016
Gross profit	39,750	41,002	80,204	83,122
Operating expenses:
Research and development	17,167	17,079	35,244	34,851
Sales and marketing	21,452	22,468	44,234	45,682
General and administrative	14,137	15,650	30,790	32,697
Total operating expenses	52,756	55,197	110,268	113,230
Operating profit (loss)	(13,006)	(14,195)	(30,064)	(30,108)
Interest income (expense), net	3,569	5,398	7,294	11,139
Other income (expense), net	(471)	337	373	177
Profit (loss) before income taxes	(9,908)	(8,460)	(22,397)	(18,792)
Provision for (benefit from) income taxes	1,725	1,049	3,122	2,347
Net profit (loss)	$(11,633)	$(9,509)	$(25,519)	$(21,139)
Other comprehensive profit (loss), net of tax:
Other comprehensive profit (loss)	1,247	(169)	90	(372)
Comprehensive profit (loss)	$(10,386)	$(9,678)	$(25,429)	$(21,511)

Net profit (loss) per share attributable to Class A and B ordinary shareholders, basic and diluted	$(0.07)	$(0.05)	$(0.16)	$(0.12)
Weighted-average shares used in computing net profit (loss) per share attributable to Class A and B ordinary shareholders, basic and diluted	159,112,218	173,687,773	160,349,927	175,374,045

RISKIFIED LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
Cash flows from operating activities:
Net profit (loss)	$(11,633)	$(9,509)	$(25,519)	$(21,139)
Adjustments to reconcile net profit (loss) to net cash provided by (used in) operating activities:
Unrealized loss (gain) on foreign currency	1,741	(431)	716	(443)
Provision for (benefit from) account receivable allowances	29	154	295	365
Depreciation and amortization	614	872	1,268	1,754
Amortization of capitalized internal-use software costs	261	383	563	766
Amortization of deferred contract costs	3,291	2,641	6,098	5,348
Share-based compensation expense	12,859	15,035	27,175	30,557
Non-cash right-of-use asset changes	1,019	1,204	2,025	2,334
Changes in accrued interest	(597)	1,317	(657)	944
Ordinary share warrants issued to a customer	—	384	—	767
Other	31	51	113	137
Changes in operating assets and liabilities:
Accounts receivable	(1,244)	(6,561)	14,525	6,308
Deferred contract acquisition costs	(2,217)	(1,547)	(4,112)	(3,132)
Prepaid expenses and other assets	(1,809)	(427)	(3,474)	(1,321)
Accounts payable	(562)	(386)	(861)	(718)
Accrued compensation and benefits	2,761	(2,584)	(5,085)	(4,145)
Guarantee obligations	(16)	677	(4,583)	(2,879)
Provision for chargebacks, net	(1,635)	1,330	(1,591)	(1,027)
Operating lease liabilities	(1,121)	(1,029)	(2,238)	(2,204)
Accrued expenses and other liabilities	3,820	2,758	4,778	2,721
Net cash provided by (used in) operating activities	5,592	4,332	9,436	14,993
Cash flows from investing activities:
Purchases of investments	(13,858)	—	(92,015)	—
Maturities of investments	9,477	—	21,972	—
Purchases of property and equipment	(252)	(224)	(460)	(402)
Proceeds from sale of fixed assets	12	—	28	—
Net cash provided by (used in) investing activities	(4,621)	(224)	(70,475)	(402)
Cash flows from financing activities:
Proceeds from exercise of share options	2,220	2,098	2,852	3,128
Taxes paid related to net share settlement of equity awards	(2,270)	—	(4,526)	—
Purchases of treasury shares	(23,265)	(39,000)	(43,951)	(69,429)
Net cash provided by (used in) financing activities	(23,315)	(36,902)	(45,625)	(66,301)
Effects of exchange rates on cash and cash equivalents	518	(46)	633	(434)
Net increase (decrease) in cash and cash equivalents	(21,826)	(32,840)	(106,031)	(52,144)
Cash and cash equivalents—beginning of period	286,858	421,534	371,063	440,838
Cash and cash equivalents—end of period	$265,032	$388,694	$265,032	$388,694

Reconciliation of GAAP to Non-GAAP Measures
The following tables reconcile non-GAAP measures to the most directly comparable GAAP measure and are presented in thousands except for share and per share amounts.

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
Net profit (loss)	$(11,633)	$(9,509)	$(25,519)	$(21,139)
Provision for (benefit from) income taxes	1,725	1,049	3,122	2,347
Interest (income) expense, net	(3,569)	(5,398)	(7,294)	(11,139)
Other (income) expense, net	471	(337)	(373)	(177)
Depreciation and amortization	875	1,255	1,831	2,520
Share-based compensation expense	12,859	15,035	27,175	30,557
Payroll taxes related to share-based compensation	138	150	399	351
Legal-related and other expenses	—	1	236	1
Restructuring costs	1,268	94	3,876	1,770
Adjusted EBITDA	$2,134	$2,340	$3,453	$5,091
Net profit (loss) margin	(14)%	(12)%	(16)%	(14)%
Adjusted EBITDA Margin	3%	3%	2%	3%

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
GAAP gross profit	$39,750	$41,002	$80,204	$83,122
Plus: depreciation and amortization	283	423	608	850
Plus: share-based compensation expense	179	200	371	411
Plus: payroll taxes related to share-based compensation	6	6	10	11
Plus: restructuring costs	129	17	263	156
Non-GAAP gross profit	$40,347	$41,648	$81,456	$84,550
Gross profit margin	49%	52%	49%	54%
Non-GAAP gross profit margin	50%	53%	50%	54%

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
GAAP cost of revenue	$41,310	$37,728	$83,243	$72,016
Less: depreciation and amortization	283	423	608	850
Less: share-based compensation expense	179	200	371	411
Less: payroll taxes related to share-based compensation	6	6	10	11
Less: restructuring costs	129	17	263	156
Non-GAAP cost of revenue	$40,713	$37,082	$81,991	$70,588

GAAP research and development	$17,167	$17,079	$35,244	$34,851
Less: depreciation and amortization	267	386	548	773
Less: share-based compensation expense	3,176	3,403	6,591	6,825
Less: payroll taxes related to share-based compensation	2	2	3	3
Less: restructuring costs	232	—	864	555
Non-GAAP research and development	$13,490	$13,288	$27,238	$26,695

GAAP sales and marketing	$21,452	$22,468	$44,234	$45,682
Less: depreciation and amortization	192	248	372	499
Less: share-based compensation expense	4,017	5,001	8,314	9,940
Less: payroll taxes related to share-based compensation	84	93	223	199
Less: restructuring costs	645	34	2,055	563
Non-GAAP sales and marketing	$16,514	$17,092	$33,270	$34,481

GAAP general and administrative	$14,137	$15,650	$30,790	$32,697
Less: depreciation and amortization	133	198	303	398
Less: share-based compensation expense	5,487	6,431	11,899	13,381
Less: payroll taxes related to share-based compensation	46	49	163	138
Less: legal-related and other expenses	—	1	236	1
Less: restructuring costs	262	43	694	496
Non-GAAP general and administrative	$8,209	$8,928	$17,495	$18,283

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
Net cash provided by (used in) operating activities	$5,592	$4,332	$9,436	$14,993
Purchases of property and equipment	(252)	(224)	(460)	(402)
Free Cash Flow	$5,340	$4,108	$8,976	$14,591

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
Net profit (loss)	$(11,633)	$(9,509)	$(25,519)	$(21,139)
Depreciation and amortization	875	1,255	1,831	2,520
Share-based compensation expense	12,859	15,035	27,175	30,557
Payroll taxes related to share-based compensation	138	150	399	351
Legal-related and other expenses	—	1	236	1
Restructuring costs	1,268	94	3,876	1,770
Non-GAAP net profit (loss)	$3,507	$7,026	$7,998	$14,060

Weighted-average shares used in computing net profit (loss) and non-GAAP net profit (loss) per share attributable to Class A and B ordinary shareholders, basic	159,112,218	173,687,773	160,349,927	175,374,045
Add: Dilutive Class A and B ordinary share equivalents	5,286,735	8,878,042	5,754,177	7,163,918
Weighted-average shares used in computing non-GAAP net profit (loss) per share attributable to Class A and B ordinary shareholders, diluted	164,398,953	182,565,815	166,104,104	182,537,963

Net profit (loss) per share attributable to Class A and B ordinary shareholders, basic and diluted	$(0.07)	$(0.05)	$(0.16)	$(0.12)
Non-GAAP net profit (loss) per share attributable to Class A and B ordinary shareholders, basic and diluted	$0.02	$0.04	$0.05	$0.08